Exhibit 99.16

PRESS RELEASE

TotalEnergies partners with Petronas and Mitsui on a Carbon
Storage hub in Malaysia

Paris, June 26, 2023 – TotalEnergies announces the signature of an agreement with Petronas and Mitsui to develop a carbon storage project in Southeast Asia. The partners will evaluate several CO2 storage sites in the Malay Basin, including both saline aquifers and depleted offshore fields. This partnership aims to develop a CO2 merchant storage service to decarbonize industrial customers in Asia.

This agreement was signed by Patrick Pouyanné, Chairman and CEO of TotalEnergies, Tan Sri Tengku Muhammad Taufik, President and Group CEO of Petronas, and Toru Matsui, Senior Executive Managing Officer of Mitsui & Co., on the opening day of the inaugural Energy Asia event in Kuala Lumpur.

In Asia, where countries such as South Korea and Japan have pledged for Net Zero Commitment in 2050, the development of a Carbon Capture and Storage (CCS) value chain for hard-to-abate industrial emissions will require a specific regulatory framework and significant investment. Through this agreement, the partnership will study several potential storage sites, determine the best technical means to deliver CO2 to Malaysia from industrial clusters in the region and develop the most appropriate business framework for commercialization of a carbon storage service in Malaysia.

“TotalEnergies is pleased to foin forces with Petronas and Mitsui on a Carbon Storage hub in Malaysia to support decarbonization in Asia. We will bring to the partnership our strong CCS expertise, anchored in Europe with a first integrated profect in Norway due to start next year and several other profects that will contribute to meeting our carbon storage capacity target of 10 million tons per year by 2030”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“Petronas is proud to collaborate with forward-looking partners such as TotalEnergies and Mitsui in developing solutions through CCS to move us closer towards a lower-carbon future. The strategic partnership demonstrates Petronas’ commitment to position Malaysia as a regional CCS hub to capture opportunities in the energy transition with a focus on reducing the carbon footprint of our operations to continue delivering the energy needs of today”, said Tan Sri Tengku Muhammad Taufik, President and Group CEO of Petronas.

“CCS is based on existing technologies and seen as an affordable solution to decarbonize the hard-to-abate emitters. Mitsui will utilize its expertise in the oil and gas upstream activities and extensive business networks to fointly work with Petronas and TotalEnergies to develop a CCS value chain profect in Malaysia. Through the development of CCS business globally, Mitsui will contribute to creating an eco-friendly society”, said Toru Matsui, Representative Director, Senior Executive Managing Officer of Mitsui & Co.

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About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid then to reduce its emissions by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to achieve its ambition of developing storage capacity of 10 million metric tons of CO2 per year by 2030 through significant industrial projects such as Northern Lights in Norway and Aramis in the Netherlands. Through all these projects, the Company will reduce its own emissions and those of its customers.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).